Exhibit 99.6

NICE Actimize SURVEIL-X Named “Best Regulatory Alert Management Solution” in 2021 Europe RegTech Insight Awards

The NICE SURVEIL-X cloud-based surveillance solution was recognized for its strengths in managing regulatory alerts and its ability to analyze and correlate data

Hoboken, NJ, June 21, 2021 – NICE Actimize (Nasdaq: NICE) was named the category winner for “Best Regulatory Alert Management Solution” in A-Team Group's 2021 Europe RegTech Insight Awards marking its fourth consecutive yearly win across this awards competition. Following its shortlisting by a panel of judges, NICE Actimize and its SURVEIL-X Holistic Conduct Surveillance solutions suite, and the recently announced NICE NTR-X Communication Recording and Compliance Assurance solution, were the recipients of the most online votes in the category derived from reader/online nominations from within the RegTech Insight community and verified by A-Team Group editors and its RegTech advisory board.

The NICE SURVEIL-X Holistic Conduct Surveillance platform analyzes and correlates all trade related data, and provides comprehensive surveillance coverage for all regulatory needs. Additionally, the platform breaks down barriers between data silos enabling deeper analysis and true risk detection. SURVEIL-X also can connect to, ingest and analyze data from many real-time data sources, including all forms of communications.

Joining NICE SURVEIL-X and expanding on its capabilities is the recently launched NTR-X communication recording solution which offers built-in compliance assurance capabilities to help firms reduce compliance risk and improve responsiveness to regulators by automating the complete lifecycle management of data. NTR-X automates recording checks and provisioning of users (moves, adds and changes); transcription (offered as a cloud-based service); bulk call extraction; system management and administration; compliance assurance reporting; tracking and managing legal holds; and the requirement to provide evidence of compliance to regulators.

Chris Wooten, Executive Vice President, NICE, stated, “As we continue to innovate with expanded cloud delivery, automated compliance assurance and further automation throughout the complete lifecycle management of data, NICE will continue to work closely with our customers to optimize operations and lower costs while meeting the demands of the changing regulatory landscape.”

Continued Wooten, “By voting for our capabilities, the industry has demonstrated confidence in our ability to support a wide range of regulatory demands with the industry’s most complete end-to-end compliance capabilities from capture and archive functionality through to our true holistic, cloud-native markets surveillance portfolio. We thank the readers of A-Team Group’s RegTech Insight, along with our customers, for their support.”

“We are delighted that our cross-platform readership of more than 20,000 senior technology officers and data specialists selected NICE’s SURVEIL-X Holistic Surveillance solution suite as the Best Regulatory Alert Management solution within a competitive field. Once again, we congratulate NICE on its prestigious RegTech Insight Award win," said Angela Wilbraham, CEO of A-Team Group, which manages the RegTech Insight Awards competition.

With this year's competition, the 2021 RegTech Insight Awards acknowledged leading technologies and vendors in an expanded range of regulatory technology categories. The RegTech Awards evaluation criteria for shortlisting considered the depth of involvement in capital markets, relevance of a solution or service to a selected award category, and the potential interest of a solution or service to the publications' RegTech community.

To learn more about NICE SURVEIL-X and its complete holistic compliance platform, please click here.

For more information on NTR-X, NICE’s next-generation communication recording and compliance assurance, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.